                                         Andrew Chien

                                         President

                                         USChina Channel Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

May 8, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")

Registration Statement of Form SB-2/A

Amendment #6

File number: 333-137437

Attention:       John D. Reynolds

                 Assistant Director

                 Office of Emerging Growth Companies

                 Goldie B. Walker

                 Financial Analyst

Subject: Requesting acceleration of the effective date of a registration statement

Dear Sir or Madam:

      Our company is requesting that the effective date of the registration statement SB2/A as amended, is on May 10, 2007.

      We are understanding that:

   ----- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it doesn’t foreclose the Commission from taking any action with respect to the filing;

   ----- the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ----- our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We will take our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as we are relate to the proposed public offering of the securities specified in the SB2, as amended.

         We will take all actions as specified in SB2, as amended,  ITEM 28. Undertakings, as a public listing company.

Sincerely Yours,

/s/Andrew Chien

 Requesting Effectiveness of Registration Statements